Mail Stop 4561
Via fax (404) 847-5990

September 24, 2009

Mr. Chris E. Perkins
Chief Financial Officer
Eclipsys Corporation
Three Ravinia Drive
Atlanta, GA 30346

     Re: **Eclipsys Corporation**
             Form 10-K for the Fiscal Year Ended December 31, 2008
             Filed February 24, 2009
             File No. 0-24539

Dear Mr. Perkins:

We have completed our review of your Form 10-K and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief